UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: For the month of February 2024

Commission File Number: 001-41927

SU Group Holdings Limited

(Translation of registrant’s name into English)

Unit 01 – 03, 3/F, Billion Trade Centre

31 Hung To Road, Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 31, 2024, SU Group Holdings Limited issued a press release announcing its financial results for the fiscal year ended September 30, 2023. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description
99.1	Press Release, dated January 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU Group Holdings Limited

By:	/s/ Chan Ming Dave
Name:	Chan Ming Dave
Title:	Chief Executive Officer

Date: February 2, 2024

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